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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2000

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818


                  POPULAR SECURITIES, INC. RETAIL 1165(e) PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)





                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)


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POPULAR SECURITIES, INC.
RETAIL 1165(E) PLAN


                                                                                                        PAGE
Unaudited Financial Statements:


Statement of Assets Available for
 Benefits as of
 December 31, 2000................................................................................         2

Statement of Changes in Assets
 Available for Benefits
 for the years ended December 31, 2000
 and December 31, 1999............................................................................         3

Notes to unaudited Financial Statements...........................................................       4-8

Signature.........................................................................................         9


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POPULAR SECURITIES, INC. RETAIL - 1165(E)
UNAUDITED STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED ON DECEMBER 31, 2000 AND DECEMBER 31, 1999


                                                                                      2000
Assets:

Investments, at fair value                                                   $              436,539
                                                                             ----------------------
Receivables:
  Contribution receivable                                                                     3,901
  Dividend and interest receivable                                                            7,098
                                                                             ----------------------
                                                                                             10,999
                                                                             ----------------------

Cash and cash equivalents                                                                     1,979
                                                                             ----------------------

Total Assets Available for Benefits                                          $              449,517
                                                                             ======================


   The accompanying notes are an integral part of these financial statements.


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POPULAR SECURITIES, INC. RETAIL - 1165(E)
UNAUDITED STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND DECEMBER 31, 1999



                                                                            2000                 1999

Additions (deductions) to net assets:
Investment Income -
    Net depreciation in fair value of investments                    $           (27,856) $            (25,734)
    Dividends and Interest                                                        18,035                (5,126)
                                                                     -------------------  --------------------


Total Investment loss                                                             (9,821)              (30,860)
                                                                     -------------------  --------------------


Contributions:

    Employer                                                                     107,987               114,367
    Participants                                                                  51,794               110,894
                                                                     -------------------  --------------------

       Total contributions                                                       159,781               225,261
                                                                     -------------------  --------------------

       Total additions                                                           149,960               194,401
                                                                     -------------------  --------------------

Deductions from assets:
    Benefits paid to participants                                                 26,513               118,306
                                                                     -------------------  --------------------

       Net Increase                                                              123,447                76,095
                                                                     -------------------  --------------------

Assets available for benefits:
       Beginning of year                                                         326,070               249,975
                                                                     -------------------  --------------------

       End of year                                                   $           449,517  $            326,070
                                                                     ===================  ====================


   The accompanying notes are an integral part of these financial statements.


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



POPULAR SECURITIES, INC. RETAIL - 1165(E)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



1.       DESCRIPTION OF PLAN

         The following description of Popular Securities, Inc. Retail - 1165(e) Plan (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan, which became effective on June 30, 1997. The Plan covers substantially all employees of the retail division of Popular Securities, Inc. (the "Company") (a subsidiary of Popular, Inc.), who have one year of service (work at least 365 days), are age eighteen or older, and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions, through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         Contributions

         Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their monthly compensation before performance bonuses. At no time participant contributions may exceed the lesser of 10% of the participant's compensation, as defined, or $8,000. With the approval of the Plan Administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company matches participant's savings contributions at the rate of 50 cents for each dollar saved, on the first 10% of the participant's compensation ("Matching Contribution"). Additionally, the Company may make contributions out of its net profits in such amounts as the Company may determine, if any, but not exceeding the lesser of employer's net profits or 15% of a participant's compensation in any plan year ("Profit Sharing contribution").

         Participant Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' non-vested accounts with at least five periods of consecutive breaks in service. For purposes of the above, break in service with respect to an employee means an eligibility computation period (one year) during which such employee does not complete more than 365 days of continuous service. During the break in period, if the terminated participant is re-employed by the Company, the current value of such forfeited amounts shall be restored to the participant's account. As of December 31, 2000, no forfeitures have occurred since the Plan is less than five years old. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the particular account of each participant. The net change in value of the Plan assets is posted to the participants' accounts on a monthly basis.


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POPULAR SECURITIES, INC. RETAIL - 1165(E)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following schedule:

                               YEARS OF SERVICE           VESTING %

                               Less than 1                     0
                               At least 1                     20
                               At least 2                     40
                               At least 3                     60
                               At least 4                     80
                               At least 5                    100

         Investment Options

         Upon enrollment in the Plan, participants may elect to have their contributions invested in one or more of the following investment funds:

                      FUND                                           DESCRIPTION
         Vanguard Index                      Seeks investment results that correspond with the price
         500 Fund                            and yield performance of the S&P 500 Index.

         Fidelity Income                     Seeks  long-term   growth,   current  income,   and  growth  of  income,
         & Growth Fund                       consistent with reasonable  investment risk. The fund invests  primarily in dividend-paying common stocks with growth potential.  Generally,  the fund sells  securities  with  dividends that fall below the yield of the
                                             S&P 500 index. Some  common-stock  selections,  however,  may be made in securities  not paying  dividends,  but offering  prospects  for capital
                                             growth.  The  fund's  fixed-income   investments  generally  consist  of
                                             corporate bonds.

         American 20th                       Seeks capital growth.  The fund typically invests at least 90% of assets
         Century Fund                        in equities selected for their appreciation  potential.  The majority of these  securities  are  common  stocks  issued  by  companies  that meet management's  standards  for earnings and revenue  growth.  The fund may only purchase securities of companies that have operated continuously for three or more years.

         Federated Trust                     Is an open-end money market mutual fund whose investment objective
         For US Fund                         seeks to provide shareholders with current income as is consistent with stability of principal and maintenance of liquidity.

         Vanguard Fixed                      Seeks  current  income  consistent  with  maintenance  of principal  and
         Income Fund                         liquidity.  The  fund  normally  invests  al  least  85%  of  assets  in long-term  U.S.  Treasury  bonds and other  guaranteed  U.S.  government obligations.  It  may  invest  the  balance  of  assets  in  other  U.S.
                                             government   securities,   including   repurchase   agreements  on  such
                                             securities.  The fund typically  maintains an average weighted  maturity of between 15 and 30 years.

         Popular, Inc.                       Investment in Popular, Inc.'s common stock.
         Common Stock

         Popular, Inc. is the Company's parent company. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. stock.


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POPULAR SECURITIES, INC. RETAIL - 1165(E)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



         Payments of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or installment payments. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto. The Puerto Rico Internal Revenue Code Section 1165(b) requires that a 20% tax be withheld from termination payments in excess of after tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Company contributions are held and managed by a trustee appointed by the Board of Directors of the Company, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and record keeper of the Plan. All expenses of the Plan are paid by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R, which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by
         Section 2520.103-10 of Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

         Basis of Accounting

         The plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


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POPULAR SECURITIES, INC. RETAIL - 1165(E)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999



         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent their net asset value at year end. Popular, Inc. common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net (depreciation) appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.


         Contributions

         Employee and Company matching contributions are recorded in the year in which the Company makes the payroll deductions from the participants earnings. These contributions are temporarily placed in a non-participant directed time deposit open account.

         Transfer of Assets to Other Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

         Payment of Benefits

         Benefits are recorded when paid.

         Other

         Certain amounts reflected in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:


                                                    2000                        1999
Mutual Funds:                           # of shares       Value      # of shares       Value
                                        ----------------------------------------------------------
   Fidelity Income & Growth Fund               1,196        $ 50,362          833        $ 39,277
   Vanguard Index 500 Fund                       370          45,084          251          34,031
   American 20th Century Fund                    923          29,868          539          24,678

   Common Stock - Popular, Inc.               11,815         310,886        7,914         221,105


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         During 2000, the Plan's investments (including gains and losses on investments bought and sold) depreciated in value as follows:


                Mutual Funds                      ($23,349)
                Common Stock                        (4,507)





4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.



5.       TAX STATUS

         The Puerto Rico Department of Treasury has determined and informed the Company that the Master Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.



6.       PROFIT SHARING

         The Board of Directors approved on its January 2000 meeting, a profit sharing contribution of $82,152 based on 1999 company profits. This amount, which was paid on February 2000, is included in the accompanying financial statements as a contribution from employer.



7.       SUBSEQUENT EVENT

         Effective January 1, 2001, the Plan was merged into The Popular Inc., Savings Plan for Puerto Rico Subsidiaries ( "The Plan" ), as renamed, amended and restated. All of the plans of the Puerto Rico subsidiaries of Popular, Inc., qualified under section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended, were consolidated into this plan. The main factors amended relate to the reduction in waiting period for The Plan's coverage (3 months versus a year), that the forfeiture of the terminated participants non-vested accounts will accrue to the employer's benefit versus the participants, the increase in The Plan investment alternatives.




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

                                    SIGNATURE



           Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                         POPULAR SECURITIES, INC. RETAIL 1165(e)
                                                          PLAN
                                                     (Name of Plan)



                                         By:   /s/ Maria Isabel Burckhart
                                            --------------------------------
                                                  Maria Isabel Burckhart
                                                Authorized Representative



                                         By:      /s/ Jorge A. Junquera
                                            --------------------------------
                                                   Jorge A. Junquera
                                                Authorized Representative
                                                   in the United States



Dated: June 26, 2001


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